United States securities and exchange commission logo





                               March 8, 2023

       Rosemarie Moschetta
       Secretary
       Yo-Health Inc.
       990 Gerry Avenue
       Lido Beach, NY 11561

                                                        Re: YO-Health, Inc.
                                                            Registration
Statement on Form 10
                                                            Filed February 9,
2023
                                                            File No. 000-56521

       Dear Rosemarie Moschetta:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed February 9, 2023

       Item 1. Description of Business, page 3

   1. Please revise this section to ensure that your disclosure addresses each of the applicable requirements of Item
101(h) of Regulation S-K and clearly discusses the current status of your business and
operations. For example, we note that your business plan section does not provide an adequate
understanding of your business.
   2. Please provide an organizational chart outlining your corporate structure and illustrating the relationships of
the various entities discussed throughout the registration statement.
       Item 1A. Risk Factors, page 5

   3. Please revise and update this section to further address the material risks related to your retail, wholesale,
manufacturing and distribution food business.
 Rosemarie Moschetta
FirstName  LastNameRosemarie Moschetta
Yo-Health Inc.
Comapany
March      NameYo-Health Inc.
       8, 2023
March2 8, 2023 Page 2
Page
FirstName LastName
4. We note your risk factor indicating that COVID-19 poses risks to your company. Please update and tailor your risk factor disclosure if COVID-19 has materially impacted your operations. If applicable, please specifically describe the adverse effects you have experienced and the associated risks.
Item 2. Financial Information, page 11

5. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
16

6. We note your disclosure that "Based on that evaluation, management concluded that our internal control over financial reporting was not sufficient as of the period ended
         September 30, 2022." Please revise to state that your internal control over financial reporting was not effective. Refer to Regulation S-K Item 308 (a)(3). Please also note that Item 308 of Regulation S-K is an annual assessment and is not required for interim periods.
Item 4. Security Ownership of Certain Beneficial Owners and Management
Company Insiders and Affiliates, page 18

7. Please provide the beneficial ownership disclosure as of a more recent practicable date. Refer to Item 403 of Regulation S-K.
8. We note your disclosure that Freedom Unlimited Properties LLC is owned in its entirety by Vila and Peter Thawnghmung. Please clarify why it appears that the shares held by
         Freedom Unlimited Properties LLC are not included in the beneficial ownership of Vila and Peter Thawnghmung.
Item 5. Directors and Executive Officers, page 18

9. Please provide the names and positions of each of the directors and officers as of the date of the document.
10. Please revise your disclosure to state the business experience during the past five years for each of the directors and officers. Refer to Item 401 of Regulation
S-K.
11. Please identify who is performing the functions of your principal financial officer.
Item 6. Executive Compensation, page 20

12. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2022.
 Rosemarie Moschetta
FirstName  LastNameRosemarie Moschetta
Yo-Health Inc.
Comapany
March      NameYo-Health Inc.
       8, 2023
March3 8, 2023 Page 3
Page
FirstName LastName
13. Please amend your first paragraph under header Annual Compensation to remove references to "Western Sierra".
Item 10. Recent Sales of Unregistered Securities, page 21

14. Please provide the number of outstanding warrants as of the most recent practicable date.
Statements of Operations, page F-3

15. Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10-
         50, as applicable. Accordingly, similarly revise your financial statements for the interim periods.
Statement of Cash Flows for the Year Ended December 31, 2021, page F-5

16.      You have presented a Mortgage payable of $1,134,249 in your Cash Flows
From
         Operating Activates within your Statement of Cash Flows for the year ended December
         31, 2021. This balance appears to be related to mortgages that were assumed as part of an exchange agreement with Yoshi Properties LLC for which you acquired
100%
         membership interest and have described as real property purchases on page 17. In this regard, it appears the purchases should be classified as a non-cash activity and disclosed outside of the statement of cash flows. Please advise or alternatively, revise your presentation accordingly. You may refer to ASC 230-10-50-3 and 4 for further guidance.
Note 1 - Organization and Description of Business
Nature of Operations, page F-6

17. We note from your disclosure you entered into an Exchange Agreement with Yoshi
         Properties, LLC for which you acquired 100% of the member interests. Pursuant to the Exchange Agreement filed as Exhibit 21.1, the acquisition of such member interests was made in exchange for consideration of 1,000,000 shares of Yo-Health, Inc. In this regard, please describe for us in greater detail your accounting treatment for the share exchange agreement; how the shares issued and assets acquired in the transaction were valued; and cite the guidance your relied upon in determining your treatment. Assuming satisfactory response, revise the notes to the financial statements to disclose your accounting treatment in clear and concise terms, including 1,000,000 shares were issued as part of the exchange agreement.
18. Please revise your notes to the financial statements to comply with the disclosure requirements outlined in ASC 280-10-50, as applicable. Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-8
 Rosemarie Moschetta
Yo-Health Inc.
March 8, 2023
Page 4
19. We note your revenue recognition policy on page F-8; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the
         disclosure objective. In this regard, the information should be specific to the company and avoid the use of boilerplate language.
General

20. Your registration statement will become effective 60 days after you filed it with the
         Commission and you will then be responsible for filing reports required by the Securities
         Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

21.      We note that the investment opportunities section of your website
states    Yo-Health, Inc.
         is currently offering very attractive pre-IPO investment opportunities in the growing food sector. The company plans to be publicly listed during 2022. Please contact our
         headquarters or Yo-Health   s management team for details.    Please
tell us what investment
         opportunities are being provided to potential investors. If you are conducting a private offering of securities, please tell us which exemption from registration you intend to claim, briefly state the facts relied upon to make the exemption available and why registration is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameRosemarie Moschetta                          Sincerely,
Comapany NameYo-Health Inc.
                                                               Division of
Corporation Finance
March 8, 2023 Page 4                                           Office of
Manufacturing
FirstName LastName